Exhibit C

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Construtora Tenda S.A.:

1.
We have audited the consolidated balance sheet of Construtora Tenda S.A. (the “Company”) as of December 31, 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the period from October 22, 2008 through December 31, 2008 (not presented herein).  These consolidated financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Brazil. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
In our opinion, the consolidated financial statements referred to above fairly present, in all material respects, the consolidated financial position of Construtora Tenda S.A. as of December 31, 2008 and the results of its operations and its cash flows for the period from October 22, 2008 through December 31, 2008 in conformity with accounting practices adopted in Brazil.

4.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

/s/ Terco Grant Thornton Auditores Independentes      São Paulo, April 27, 2009

C-1